

03 JUL 16 AM 7:21

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.



03024562

July 7, 2003

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

dlw 7/16

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

July 7, 2003

A. Announcement of Tsingtao Brewery Company Limited on change of shareholding.
B. APPOINTMENTS OF NEW DIRECTORS AND SUPERVISOR, AMENDMENTS TO ARTICLES OF ASSOCIATION.
C. NOTICE OF EXTRAORDINARY GENERAL MEETING.

[English Translation]

Announcement of Tsingtao Brewery Company Limited on Change of Shareholding

According to the Strategic Investment Agreement entered by and between Tsingtao Brewery Company Limited (the "Company") and Anheuser-Busch Companies Inc. (the "A-B Company") on 21st October 2002, until 16:00 o'clock 2nd July 2003, the Tranche I Bonds, the amount of which is HK$280,000,000, issued by the Company to Anheuser-Busch International Holdings Inc. designated by the A-B Company has been converted into the newly issued H-shares of the Company in Hong Kong. The conversion price is HK$4.68 per share. The converted shares amount to 60,000,000 shares, which is 6% of the total share capital (1,000,000,000 shares) of the Company before the conversion and is 5.66% of the total capital of the Company after the conversion. The Tranche II Bonds the amount of which is HK$627,120,000 have not been converted yet. Please see the relevant announcements of the Company on 24th October 2002, 9th December 2002, 23rd January 2003 and 3rd April 2003. The change of shareholding of the Company is as follows:

1. Change of Share Capital (Unit: 10,000 shares)

Types of Shares	Before Conversion (July/01/03)	Increased Shareholding (due to conversion)	After Conversion (July/02/03)
State-owned Shares	39982		39982
Shares Held by Domestic Legal Persons	5333		5333
Sum of Non-tradable Shares	**45315**		**45315**
A Shares	20000		20000
H Shares	34685	6000	40685
Sum of Tradable and Listed Shares	**54685**		**60685**
Sum of Shares	100000		106000

2. Ten Largest Shareholding: (until 2nd July 2003)

No.	Names of Shareholders	Class	Shares	Shareholding (%)
1	Qingdao State Assets RegulatoryOffice	A	399,820,000	37.7%
2	HKSCC Nominees Limited	H	292,688,380	27.6%
3	Anheuser-Busch International Holdings Inc.	H	105,000,000	9.9%
4	Bank of China Shandong Branch	A	29,250,000	2.8%
5	China Construction Bank QingdaoBranch	A	19,080,000	1.8%
6	Yee Fang Da Funds	A	5,395,194	0.5%
7	Qingdao Huaqing Financial Services Co., Ltd.	A	5,000,000	0.5%
8	Rongtong Blue Tips	A	4,782,726	0.5%
9	Tong Qian Funds	A	4,599,131	0.4%
10	Hong Yang Funds	A	4,192,358	0.4%

Hereby announced.

Tsingtao Brewery Company Limited
2nd July 2003

青岛啤酒股份有限公司关于股份变动情况的公告

根据青岛啤酒股份有限公司（“本公司”）与美国安海斯-布希公司（“AB 公司”）于 2002 年 10 月 21 日签署的《战略性投资协议》，截至 2003 年 7 月 2 日 16 时，本公司在香港已向 AB 公司指定的安海斯一布希国际控股有限公司（Anheuser – Busch International Holdings Inc.）发行的可转换债券中的价值 280,800,000 港元的第一批债券，转成本公司新发行的 H 股股份，转股价为 4.68 港元，转股股数为 60,000,000 股，占第一批债券转换前本公司总股本（10 亿股）的 6%以及第一批债券转换后本公司总股本的 5.66%；目前尚有价值 627,120,000 港元的第二批债券未转换。另请见本公司 2002 年 10 月 24 日、2002 年 12 月 9 日、2003 年 1 月 23 日、2003 年 4 月 3 日的相关公告。现将本次股权变动具体情况披露如下：

一、股本变动情况（单位：万股）

股份类别	变动前 （2003/7/1）	本次变动增减 （因转股）	变动后 （2003/7/2）
国家持有股份	39982		39982
境内法人持有股份	5333		5333
未上市流通股份合计	**45315**		**45315**
A 股	20000		20000
H 股	34685	6000	40685
已上市流通股份合计	**54685**		**60685**
三、股份总数	100000		106000

二、前十名股东及所持股数如下：（截至 2003 年 7 月 2 日止）

序号	股东名称	持股种类	持股数	占总股本比例(%)
1	青岛市国有资产管理办公室	A	399,820,000	37.7%
2	香港中央结算(代理人)有限公司	H	292,688,380	27.6%
3	安海斯-布希国际控股有限公司	H	105,000,000	9.9%
4	中国银行山东省分行	A	29,250,000	2.8%
5	中国建设银行青岛市分行	A	19,080,000	1.8%
6	易方达基金	A	5,395,194	0.5%
7	青岛华青财务服务有限公司	A	5,000,000	0.5%
8	融通蓝筹	A	4,782,726	0.5%
9	通乾基金	A	4,599,131	0.4%
10	鸿阳基金	A	4,192,358	0.4%

特此公告。

青岛啤酒股份有限公司

2003 年 7 月 2 日

IMPORTANT

If you are in any doubt *as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold *all your overseas listed foreign shares in Tsingtao Brewery Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or whom the sale was effected for transmission to the purchaser.*


SINCE 1903

TSINGTAO BREWERY COMPANY LIMITED

(the "Company")

(a Sino-foreign joint stock limited company established in the People's Republic of China)

APPOINTMENTS OF NEW DIRECTORS AND SUPERVISOR

AMENDMENTS TO ARTICLES OF ASSOCIATION

The notice dated 26 June 2003 convening the second extraordinary general meeting for the yer 2003 of Tsingtao Brewery Company Limited to be held at the Conference Room, Tsingtao Brewery Factory, 56 Dengzhou Road, Qingdao, the People's Republic of China on 13 August 2003 at 9:00 a.m., is reproduced in the Appendix to this circular.

4 July 2003


SINCE 1903

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Executive Directors:
Mr. Li Guirong *(Chairman)*
Mr. Jin Zhiguo *(Vice-Chairman)*
Mr. Liu Yingdi
Mr. Sun Yuguo

Non-Executive Directors:
Mr. Chu Zhengang
Mr. Wang Lijun

Independent Non-executive Directors:
Mr. Tam Lai Ling
Mr. Wu Haihua
Ms. Pan Guirong

Legal Address:
56 Dengzhou Road
Qingdao, Shandong Province
People's Republic of China
266023

Office Address:
Tsingtao Beer Tower
May Fourth Square
Hong Kong Road, Central
Qingdao, Shandong Province
266071

4 July 2003

To the holders of H Shares

Dear Sirs,

APPOINTMENTS OF NEW DIRECTORS AND SUPERVISOR AMENDMENTS TO ARTICLES OF ASSOCIATION

Reference is made to Tsingtao's announcement dated 26 June 2003 regarding Conversion of Tranche I Bond under the Strategic Investment Agreement between Tsingtao and Anheuser-Busch (the "**Announcement**"). Capitalised terms used herein shall have the same meanings as defined in the Announcement.

Following the exercise of the conversion right for the Tranche I Bond as referred to in the Announcement, ABIH, the sole holder of the Tranche I Bond, is entitled to nominate one non-executive director and one supervisor to the board and supervisory committee of Tsingtao respectively in accordance with the Strategic Investment Agreement.

Accordingly,

- Mr. Stephen J. Burrows and Mr. David Andrew Renaud have been proposed as ABIH's designates respectively for election at the 2nd EGM of 2003 as Tsingtao's new director and supervisor respectively. The profiles of Mr. Burrows and Mr. Renaud are set out in the Notice for the 2nd EGM of 2003.

- Mr. Chu Zhen Gang has been proposed for election at the 2nd EGM of 2003 as Tsingtao's independent director in order to satisfy the requirement for the Articles of Association and the requirements of the China Securities Regulatory Commission ("CSRC") that one-third of its directors have to be independent external directors. However, the proposed appointment of Mr. Chu will not be regarded as an appointment for independent non-executive director of Tsingtao for the purpose of Rule 3.11 of the Listing Rules. The profiles of Mr. Chu is set out in Tsingtao's 2002 annual report.

- an additional staff representative has been appointed by the staff of Tsingtao as a member of the supervisory committe of Tsingtao in order to satisfy the requirements for the Articles of Association and of the CSRC that one-third of its supervisors have to be staff representatives

- Consequential amendments to the Articles of Association have been proposed as a result of the conversion of the Tranche I Bond and the above new appointments as follow:

    1. ***The existing Article 20 be deleted and replaced by a new Article 20***

    Existing
    Article 20:
    "With the approval of the companies examination and approval authority appointed by the State Council, the Company may issue a total amount of 1,000,000,000 ordinary shares. At the time of establishment, the Company issued to the promoter 399,820,000 shares representing 39.98 per cent of the total ordinary shares which the Company may issue. 53,330,000 shares, representing 5.33 per cent of the total ordinary shares which the Company may issue, were issued to domestic investors, and 29,250,000 shares, representing 2.93 per cent of the total ordinary shares which the Company may issue, were issued to overseas investors."

    New
    Article 20:
    "With the approval of the companies examination and approval authority appointed by the State Council, the Company may issue a total amount of 1,060,000,000 ordinary shares. At the time of establishment, the Company

issued to the promoter 399,820,000 shares representing 37.72 per cent of the total ordinary shares which the Company may issue. 53,330,000 shares, representing 5.03 per cent of the total ordinary shares which the Company may issue, were issued to domestic investors, and 29,250,000 shares, representing 2.76 per cent of the total ordinary shares which the Company may issue, were issued to overseas investors."

2. *The existing Articles 21 and 21A be deleted and replaced by a new Article 21*

Existing
Article 21:
"After the Company had been established, the following ordinary shares were issued: 317,600,000 overseas listed foreign invested shares representing 31.76 per cent of the total ordinary shares which the Company may issue, and 200,000,000 domestic invested shares listed in the PRC representing 20 per cent of the total ordinary shares which the Company may issue.

After the share issue referred to in the preceding paragraph, the Company has the following share capital structure: 1,000,000,000 ordinary shares, of which the promoter holds 399,820,000 shares (after the Company had been established, the promoter cancelled its legal person registration, and the shares of the promoter are now held by the Bureau of State Assets Administration in Qingdao, PRC), holders of domestic invested shares listed in the PRC hold 200,000,000 shares, other holders of domestic invested shares hold 53,330,000 shares, and holders of overseas listed foreign invested shares hold 346,850,000 shares."

Existing
Article 21A:
"With the approvals of the relevant PRC authorities, the Company may issue convertible bonds in the aggregate amount of HK$1,416,195,342.00 in three tranches.

The first tranche of the convertible bonds may be converted (in whole but not in part) into 60,000,000 additional new overseas listed foreign invested shares upon 3 months from the closing of the subscription thereof. The conversion of the first tranche of the convertible bonds into 60,000,000 additional new overseas listed foreign invested shares is mandatory upon the said 3-month period.

After the conversion of the first tranche of the convertible bonds, the second tranche of the convertible bonds may be converted (in whole but not in part) into 134,000,000 additional new overseas listed foreign invested shares within 7

years after the closing of the subscription thereof. The conversion of the second tranche of the convertible bonds into 134,000,000 additional new overseas listed foreign invested shares is mandatory at the end of the 7-year period.

After the conversion of the second tranche of the convertible bonds, the third tranche of the convertible bonds may be converted (in whole but not in part) into 114,219,178 additional new overseas listed foreign invested shares within 7 years after the closing of the subscription of the first tranche and the second tranche of the convertible bonds. The conversion of the third tranche of the convertible bonds into 114,219,178 additional new overseas listed foreign invested shares is mandatory at the end of the 7-year period.

Upon the conversion of all the three tranches of the convertible bonds into 308,219,178 additional new overseas listed foreign invested shares, the registered capital of the Company shall be RMB 1,308,219,178 and the share structure of the Company shall be 1,308,219,178 ordinary shares, of which the Qingdao State-Owned Assets Administration Office holds 399,820,000 shares, holders of domestic invested shares listed in the PRC hold 200,000,000 shares, other holders of domestic invested shares hold 53,330,000 shares, and holders of overseas listed foreign invested shares hold 655,069,178 shares."

New
Article 21:
"After the Company had been established, the following ordinary shares were issued: 317,600,000 overseas listed foreign invested shares representing 29.96 per cent of the total ordinary shares which the Company may issue, and 200,000,000 domestic invested shares listed in the PRC representing 18.87 per cent of the total ordinary shares which the Company may issue.

With the approvals of the relevant PRC authorities, the Company may issue convertible bonds in the aggregate amount of HK$1,416,195,342.00 in three tranches.

The first tranche of the convertible bonds has been converted into 60,000,000 additional new overseas listed foreign invested shares, representing 5.66 per cent of the total ordinary shares which the Company may issue.

After the share issue and share conversion referred to in the preceding paragraph, the Company has the following share capital structure: 1,060,000,000 ordinary shares, of which the promoter holds 399,820,000 shares (after the Company had been established, the promoter cancelled its legal person registration, and the shares of the promoter are now held by the Office of State

Assets Administration in Qingdao, PRC), holders of domestic invested shares listed in the PRC hold 200,000,000 shares, other holders of domestic invested shares hold 53,330,000 shares, and holders of overseas listed foreign invested shares hold 406,850,000 shares.

After the conversion of the first tranche of the convertible bonds, the second tranche of the convertible bonds may be converted (in whole but not in part) into 134,000,000 additional new overseas listed foreign invested shares within 7 years after the closing of the subscription thereof. The conversion of the second tranche of the convertible bonds into 134,000,000 additional new overseas listed foreign invested shares is mandatory at the end of the 7-year period.

After the conversion of the second tranche of the convertible bonds, the third tranche of the convertible bonds may be converted (in whole but not in part) into 114,219,178 additional new overseas listed foreign invested shares within 7 years after the closing of the subscription of the first tranche and the second tranche of the convertible bonds. The conversion of the third tranche of the convertible bonds into 114,219,178 additional new overseas listed foreign invested shares is mandatory at the end of the 7-year period.

Upon the conversion of all the three tranches of the convertible bonds into 308,219,178 additional new overseas listed foreign invested shares, the registered capital of the Company shall be RMB 1,308,219,178 and the share structure of the Company shall be 1,308,219,178 ordinary shares, of which the Qingdao State-Owned Assets Administration Office holds 399,820,000 shares, holders of domestic invested shares listed in the PRC hold 200,000,000 shares, other holders of domestic invested shares hold 53,330,000 shares, and holders of overseas listed foreign invested shares hold 655,069,178 shares."

3. ***The existing Article 24 be deleted and replaced by a new Article 24***

Existing
Article 24:
"The registered capital of the Company is Renminbi 1,000,000,000 yuan."

New
Article 24:
"The registered capital of the Company is Renminbi 1,060,000,000 yuan."

4. *The existing paragraph 1 of Article 93 be deleted and replaced by a new paragraph 1 of Article 93*

Existing
Paragraph 1 of Article 93:
"The Company shall have a board of directors. The board of directors shall consist of 9 directors. Half or more of the members of the board shall be external directors (i.e. directors who are not employees of the Company), at least two of whom shall be independent directors (i.e. directors who have not undertaken any functional duties for the Company except that of a director and who do not have any connection with the Company or its major shareholders which may hinder them from forming an independent and objective judgement). At least one of the independent directors shall be an accounting professional (i.e. those who hold the relevant titles or qualifications as a certified public accountant)."

New
Paragraph 1 of Article 93:
"The Company shall have a board of directors. The board of directors shall consist of 10 directors. Half or more of the members of the board shall be external directors (i.e. directors who are not employees of the Company), at least one-third of the board shall be independent directors. At least one of the independent directors shall be an accounting professional (i.e. those who hold the relevant titles or qualifications as a certified public accountant)."

5. *The existing Article 122 be deleted and replaced by a new Article 122*

Existing
Article 122:
"The supervisory committee shall consist of 6 supervisors, 1 of whom shall be the chairman of the committee. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election.

The election or removal of the chairman of the supervisory committee shall be decided by an affirmative vote of two-thirds or more of the supervisors."

New
Article 122:
"The supervisory committee shall consist of 8 supervisors, 1 of whom shall be the chairman of the committee. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election.

The election or removal of the chairman of the supervisory committee shall be decided by an affirmative vote of two-thirds or more of the supervisors."

6. The existing Article 123 be deleted and replaced by a new Article 123

Existing
Article 123:
"The members of the supervisory committee shall consist of 4 representatives of shareholders and 2 representatives of staff and workers. The election and removal of the representatives of shareholders shall be decided by shareholders in general meeting; the representatives of staff and workers shall be elected and removed by staff and workers of the Company in a democratic way."

New
Article 123:
"The members of the supervisory committee shall consist of 5 representatives of shareholders and 3 representatives of staff and workers. The election and removal of the representatives of shareholders shall be decided by shareholders in general meeting; the representatives of staff and workers shall be elected and removed by staff and workers of the Company in a democratic way."

The first three proposed amendments set out above result from the conversion of the Tranche I Bond. They have been authorised by all the shareholders at the EGM, the A Shares EGM and the H Shares EGM of Tsingtao held on 23 January 2003 and will be effective once the relevant PRC governmental approval is obtained. The fourth to sixth proposed amendments set out above result from the appointment of the new directors and supervisor of Tsingtao and are proposed for shareholders' approval at the 2nd EGM of 2003.

The Notice convening the 2nd EGM of 2003 to be held at the Conference Room, Tsingtao Brewery Factory, 56 Dengzhou Road, Qingdao, the People's Republic of China on 13 August 2003 at 9:00 a.m., is reproduced in the Appendix.

A form of proxy in relation to the 2nd EGM of 2003 is enclosed. You are requested to complete and return the form of proxy in accordance with the instructions printed thereon.

Yours faithfully,
Li Guirong
Chairman


SINCE 1903

TSINGTAO BREWERY COMPANY LIMITED

(the "Company")

(a Sino-foreign joint stock limited company established in the People's Republic of China)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the Board of Directors of Tsingtao Brewery Company Limited ("the Company") has resolved that the 2nd Extraordinary General Meeting of 2003 be held on Wednesday, 13th August 2003 at 9:00 a.m. at the Conference Room, Tsingtao Brewery Factory, 56 Dengzhou Road, Qingdao, the People's Republic of China for the conduct of the following business:

1. To consider and, if thought fit, pass the following resolution in relation to the amendments of the Company's Articles of Association as special resolution:

   "**THAT** Paragraph 1 of Article 93, Article 122 and Article 123 be deleted and replaced by the following provisions:

Paragraph 1 of Article 93	The Company shall have a board of directors. The board of directors shall consist of 10 directors. Half or more of the members of the board shall be external directors (i.e. directors who are not employees of the Company), at least one-third of the board shall be independent directors. At least one of the independent directors shall be an accounting professional (i.e. those who hold the relevant titles or qualifications as a certified public accountant).
Article 122	The supervisory committee shall consist of 8 supervisors, 1 of whom shall be the chairman of the committee. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election.

	The election or removal of the chairman of the supervisory committee shall be decided by an affirmative vote of two-thirds or more of the supervisors.
Article 123	The members of the supervisory committee shall consist of 5 representatives of shareholders and 3 representatives of staff and workers. The election and removal of the representatives of shareholders shall be decided by shareholders in general meeting; the representatives of staff and workers shall be elected and removed by staff and workers of the Company in a democratic way."

2. Appoint and elect one non-executive director of the Company (please see Note 7 below for his profile).

3. Appoint and elect one Supervisor of the Company (please see Note 7 below for his profile).

4. Appoint and elect Mr. Chu Zhen Gang (currently a non-executive director of the Company) as an independent director of the Company in accordance with the provisions of the Articles of Association. For Mr. Chu's profile, please refer to the Company's 2002 annual report.

By order of the Board
Yuan Lu
Company Secretary

Qingdao, the People's Republic of China
26th June, 2003

Notes:

1. Holders of domestic shares (or A shares) and overseas listed foreign shares (or H shares) of the Company who at the close of trading in the afternoon on Monday, 14th July, 2003, are registered on the Register of Members of the Company shall have the right to attend the Extraordinary General Meeting. In order to determine the list of shareholders who are entitled to attend the Extraordinary General Meeting, the Register of Members for H Shares of the Company will be closed from 15th July, 2003 to 13th August, 2003 (both days inclusive).

2. Shareholders who intend to attend the Extraordinary General Meeting are required to lodge the completed and signed reply slip for attendance with the Secretarial Office of the Board of Directors of the Company on or before 24th July, 2003 by hand, by post or by facsimile. For the written reply, please use the "Reply Slip for Attending the Extraordinary General Meeting" which will be despatched to holders of H Share in due course or a copy thereof. The written reply will not affect the right of the shareholders to attend and vote at the Extraordinary General Meeting as mentioned in Note 1 above.

3. Each shareholder having the right to attend and vote at the Extraordinary General Meeting may appoint one or more proxies (whether a shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by a shareholder, such proxies shall only exercise their voting rights on a poll. Each shareholder (or his proxy) shall be entitled to one vote for each share held.

4. Shareholders shall appoint a proxy in writing (i.e. by using the "Proxy Form for use at Extraordinary General Meeting" ("Proxy Form") which will be despatched to holders of H Share in due course or a copy thereof). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. If the person appointing the proxy is a legal person, then the Proxy Form shall be under seal or be signed by its director or a duly authorised attorney. To be valid, the Proxy Form and notarially certified power of attorney or other documents of authorisation must be delivered either to the Secretarial Office of the Board of Directors of the Company or with the Company's H Shares registrar, Hong Kong Registrars Limited at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting.

5. Shareholders or their proxies shall present proofs of their identity upon attending the meeting. Should a proxy be appointed, the proxy shall also present his form of proxy.

6. The Extraordinary General Meeting is expected to last for half day. Those who attend the meeting shall bear their own travelling and accommodation expenses.

7. The profiles of the newly appointed non-executive director and supervisor are as follows:

Mr. Stephen J. Burrows

Mr. Stephen J. Burrows, male, born in Albany, New York, the United States in 1952. He obtained bachelor degrees in psychology and geography from the University of Wisconsin, the United States, and a master degree in business administration from Lindenwood University, Missouri, the United States. He is now the Chief Executive Officer and President of Anheuser-Busch International Inc., a member of the strategic committee of Anheuser-Busch Companies, Inc, and director of six subsidiaries within Anheuser-Busch Companies, Inc.

Mr. Burrows joined Anheuser-Busch Companies, Inc in 1979, and had held the posts of Marketing Vice-President (Southwest United States), Consumer Awareness and Education Vice-President, and various sales and marketing management positions. Mr. Burrows was also Vice-President, Brand Management of Anheuser-Busch, Inc. (the largest brewer in the World), and in this position was responsible for the advertising, sales, packaging, research and other marketing development activities of "Budweiser" beer and other brand names of the Company. Mr. Burrows possess over 20 years of experience in brewery management and market operations.

Mr. David Andrew Renaud

Mr. David Andrew Renaud, male, born in St. Louis, Missouri, the United States in 1954. He graduated from the Westminister College, Missouri, the United States in 1977, majoring in economics and business administration, and obtained a master degree in business administration from St. Louis University, Missouri, the United States in 1980. He also possesses the professional qualification as a United States certified accountant.

Mr. Renaud joined Anheuser-Busch Companies, Inc in 1980. He is Vice-President, Finance and Planning of Anheuser-Busch Asia Inc, and had been the financial controller of Anheuser-Busch International Inc. Mr. Renaud has been engaged in financial analysis and planning for many years and possess extensive experience in the area of finance and financial accounting.